UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of April 2023

Commission file number: 001-41387

SaverOne 2014 Ltd.

(Translation of registrant’s name into English)

Em Hamoshavot Rd. 94

Petah Tikvah, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Attached hereto and incorporated herein is the Registrant’s press release issued on April 27, 2023, titled “SaverOne Signs a Contract with Lev Hasharon Regional Council to use the SaverOne System in its School Buses”.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “SaverOne Signs a Contract with Lev Hasharon Regional Council to use the SaverOne System in its School Buses.”

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SaverOne 2014 Ltd.

Date: April 27, 2023	By:	/s/ Tony Klein
		Name:	Tony Klein
		Title:	Chief Financial Officer

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